N-SAR Exhibit

STRATEGIC GLOBAL INCOME, FUND
File #811-6475

Item 77D

Change in Fund's investment policy


The Fund's board has amended the Fund's investment policy of normally investing at least 65% of its total assets in certain types of securities rated at least BBB by Standard & Poor's, Baa by Moody's
Investors Services or, if not rated by them, determined by Mitchell Hutchins to be of comparable quality. This investment policy now provides that at least 65% of the Fund's total assets will consist of such securities or receivables from the sale of such securities.